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                                  EXHIBIT 99.1

                        Press Release Dated March 6, 2000


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            BAAN COMPANY RAISES AN INITIAL $40 MILLION IN NEW EQUITY
                       THROUGH A DEBT-FOR-EQUITY EXCHANGE

BARNEVELD, THE NETHERLANDS AND HERNDON, VIRGINIA, USA - MARCH 6, 2000 -Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN) announced today that it has reached agreements with certain holders of Baan's 4.5% Convertible Subordinated Notes (currently due in December 2001) under which US$40.86 million of Notes are being exchanged for common shares in the Company. It also announced that it would provide all remaining bondholders the opportunity to convert their bonds on the same economic terms.

     The Company this weekend reached agreements with a limited number of institutional investors pursuant to which Baan will issue an aggregate of 6,537,600 common shares to these investors in private placements in exchange for, and against a contribution in kind of, an aggregate of US$40.86 million principal amount of the Convertible Subordinated Notes plus the interest accrued on such Notes. The closings of these exchanges are expected to occur this week. Prior to these transactions, there had been US$190 million in Notes outstanding.

     Against each principal amount of US$1,000 of Notes (including accrued interest) surrendered to Baan, the investors will receive 160 ordinary shares issued by Baan.

     Baan also announced that, pursuant to the terms of the Indenture relating to the Notes, it would provide all remaining bondholders the opportunity to convert their bonds on the same economic terms during a 61-day special conversion period that is scheduled to commence by the end of March. The conversion price of the Notes shall be reduced to US$6.25 per ordinary share. This reduced conversion price will entitle holders of the Notes to convert their Notes into ordinary shares at the rate of 160 ordinary shares per US$1,000 principal amount of Notes converted. All procedures regarding conversion of Notes other than the conversion price shall remain unchanged; and bondholders electing not to convert will retain their interest in the Notes. After conclusion of the special conversion period, the conversion price of the Notes shall revert to the original terms of US$22 per ordinary share (equivalent to 45.45 ordinary shares per US$1,000 principal amount of Notes converted).

     Under Dutch GAAP, the exchanges announced today will result in an initial US$40.86 million equity increase to the balance sheet (with additional equity increases to be recorded if and as additional bondholders convert during the special conversion period) and will have no impact to the Company's income statement. Under U.S. GAAP, Baan expects to record non-cash conversion expense charges on its income statement during the first and second quarters of 2000 (in connection with both the private placements agreed to this weekend and any subsequent conversions during the special conversion period). Baan will record to additional paid in capital (i) an offsetting increase of the same amount as the conversion expense and (ii) the value of the new shares issued. The net impact to Baan's equity position under both Dutch GAAP and U.S. GAAP will be the same, reflecting an initial US$40.86 million increase.

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     The ordinary shares issued in connection with these transactions have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

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     Statements in this press release using the words "believes," "expects,"
"anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and Form 6-Ks).

     "Baan" is a registered trademark of Baan Company N.V., and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company N.V. All other company, product, and service names may be trademarks of their respective owners.

For more information, please contact:

Peter Kramer, Baan Company
+31 (0)342-428-888
pkramer@baan.com

Steve Fenton, IBA (for Baan Company)
+44 (0)1780 721433
sfenton@iba.co.uk

George Thompson, Fleishman-Hillard (for Baan Company)
+202/828-9708
press@baan.com


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